SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Ofício GAE 4,623-12, dated November 06, 2012, transcribed below, regarding the news published in the newspaper Valor Econômico of November 06, 2012, we herby clarify for our shareholders and the market in general, that the values mentioned in this article refer to estimates of capital markets analysts, according to the Ordinance of the Ministry of Mines and Energy No. 578 and 579 and the Interministerial ordinance No. 580 of the Ministry of Mines and Energy and the Ministry of Finance, published in the Government Official Gazette (Diário Oficial da União) on November 1, 2012. On the occasion, it was published that, if the values estimated by the market are confirmed, Eletrobras would have to make a cut of approximately 30% in its operating costs.

We reiterate what we stated in our Market Announcement on November 5, 2012, where we reported that the technical teams of the Eletrobras System companies are working on the evaluation of the effects of such new conditions, as well as the effects of these values on the company’s consolidated financial statements.  As soon as we have further news, we will notify the shareholders and the market in general about the impacts on the company, as well as any proposed actions.

“GAE 4.423-12

October 17, 2012

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araujo

Dear Sirs,

The article published in the newspaper O Estado de São Paulo, on October 17, 2012, stated, among other information,

that Eletrobras:

• already has plans to adapt to the new scenario, which foresees a cut of R$ 8.5 billion in annual revenue due to the new rules;

• the expectation is that it requires a 30% cut in the operating costs of the company to continue operating with a profit.

We request that you ask for clarification on such news, by November 07, 2012, as well as any other information you consider important.

This request falls within the scope of the cooperation agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the Supervisor of Relationships with Companies – SEP of the CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Sincerely

Nelson Barroso Ortega

Department of On-going Relations with Issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Fone: (011) 2565-6063 / 2565-7222

c.c. CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendent of relationships with companies

Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, November 07, 2012

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.